Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, August 05, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from July 29 to August 02, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29/07/2024	256,575	62.295450	15,983,455.08	XPAR
29/07/2024	207,091	62.175776	12,876,043.63	CEUX
29/07/2024	28,000	62.221584	1,742,204.35	TQEX
29/07/2024	33,117	62.178712	2,059,172.41	AQEU
30/07/2024	325,000	62.019400	20,156,305.00	XPAR
30/07/2024	147,712	62.024816	9,161,809.62	CEUX
30/07/2024	36,586	62.010775	2,268,726.21	TQEX
30/07/2024	22,660	62.010248	1,405,152.22	AQEU
31/07/2024	298,197	62.821486	18,733,178.66	XPAR
31/07/2024	174,430	62.740274	10,943,785.99	CEUX
31/07/2024	32,975	62.701570	2,067,584.27	TQEX
31/07/2024	20,000	62.772404	1,255,448.08	AQEU
01/08/2024	312,442	62.411491	19,499,971.07	XPAR
01/08/2024	169,958	62.212628	10,573,533.83	CEUX
01/08/2024	25,000	62.236663	1,555,916.58	TQEX
01/08/2024	22,000	62.297571	1,370,546.56	AQEU
02/08/2024	324,775	61.701512	20,039,108.56	XPAR
02/08/2024	165,000	61.710214	10,182,185.31	CEUX
02/08/2024	20,000	61.733026	1,234,660.52	TQEX
02/08/2024	25,000	61.760948	1,544,023.70	AQEU
Total	2,646,518	62.214884	164,652,811.66

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).